Via EDGAR

Mr. Tom Kluck
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

September 18, 2014

Re:                             Vornado SpinCo
Registration Statement on Form 10
Filed June 26, 2014
File No. 001-36523

Dear Mr. Kluck:

On behalf of Vornado SpinCo, a real estate investment trust organized in the State of Maryland (the “Company” or “SpinCo”) which is currently a wholly owned subsidiary of Vornado Realty Trust (“Vornado”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated July 24, 2014, with respect to the filing referenced above.

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10 (File No. 001-36523) (the “Registration Statement” or the “Form 10”) are being filed electronically via the EDGAR system. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with three copies of Amendment No. 1 marked to indicate changes from the version of the Registration Statement filed on June 26, 2014.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Unless otherwise specified, all references to page numbers and captions in the Company’s responses below correspond to the pages of the preliminary information statement filed as Exhibit 99.1 (the “Information Statement”) to the marked version of Amendment No. 1. Terms not otherwise defined in this letter have the meaning set forth in Amendment No. 1.

General

1.              As you know, we are reviewing the Form 10-K for the fiscal year ended December 31, 2013 for each of Vornado Realty Trust and Vornado Realty L.P., and have issued comments in connection with that review. Please confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on the Form 10-K. In addition, please note that we will not be in a position to declare the registration statement effective until you have resolved all comments raised on the Form 10-K.

Company’s Response:

The Company has amended the Registration Statement, as appropriate, to reflect its responses to the Staff’s comments with respect to the Vornado Form 10-K for the year ended December 31, 2013.

Exhibit 99.1 Information Statement of Vornado SpinCo

General

2.              Please provide us support for all quantitative and qualitative business and industry data used in the filing. Clearly mark the specific language in the supporting materials that supports each statement. We may have further comment. As an example only, we note your discussion on page 1 of your “industry-leading demographics,” or your discussion on page 2 of your average sales relative to your peer group. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

Company’s Response:

The Company is supplementally providing to the Staff relevant supporting information (the “Supplemental Information”) for the quantitative and qualitative business and industry data used in the filing. For the Staff’s convenience, the text of the quantitative and qualitative business and industry data from the Form 10 is set forth in the Supplemental Information followed in each case by the corresponding supporting information requested by the Staff.

The Supplemental Information is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act. In accordance with such Rule, the Company hereby requests that such materials be destroyed or returned to us promptly following completion of the Staff’s review thereof. By separate letter, the Company has requested confidential treatment of a portion of the Supplemental Information pursuant to the provisions of 17 C.F.R. §200.83.

3.              Please also submit all exhibits as promptly as possible. We will review the exhibits and may have further comments after our review.

Company’s Response:

The Company acknowledges the Staff’s comment and intends to file all required exhibits sufficiently in advance of the planned effectiveness of the Registration Statement to afford the Staff adequate time to complete its review.

4.              We note that you intend to elect to be taxed as, and to operate in a manner that will allow you to qualify as a REIT for federal income tax purposes commencing with your taxable year that includes the distribution. In addition, we note your disclosure that it will be a tax-free transaction for federal income tax purposes. Please tell us whether you have an opinion of counsel to these matters.

Company’s Response:

The Company notes for the information of the Staff that it has not yet received an opinion of counsel with respect to its qualification as a REIT in connection with the separation, but it expects to receive such opinion prior to the effectiveness of the Registration Statement.  In the event that such opinion is not so received, the Company would update its disclosure in the Registration Statement regarding such opinion.  The Company also notes for the information of the Staff that with respect to the separation from Vornado constituting a tax-free transaction, the Company has not yet received such opinion but, as noted in the Information Statement on page 16, it is a condition to the distribution that each of Vornado and Vornado Realty L.P. (“VRLP”) receive an opinion of Roberts & Holland LLP, special tax counsel to Vornado, satisfactory to the Vornado board of trustees, to the effect that the distribution by each of Vornado and VRLP, together with certain related transactions, will, with respect to the Company, VRLP, Vornado and the shareholders of Vornado, qualify as transactions that are generally tax-free for U.S. federal income tax purposes under Sections 351, 355, and 731 of the Code.

Information Statement Summary

Our Company, page 1

5.              Please revise your disclosure in this section to better explain what you mean by “remerchandising” of existing tenant spaces.

Company’s Response:

In response to the Staff’s comment, the Information Statement has been revised on page 1 and elsewhere to remove reference to “remerchandising”, instead referring to “identifying and replacing underperforming tenants wherever possible”.

6.              Please expand your disclosure here or elsewhere whether you intend to target acquisitions and “ground-up development” projects in the geographic regions you currently operate or elsewhere.

Company’s Response:

The Information Statement has been revised on page 1 and elsewhere in response to the Staff’s comment.

Our Portfolio, page 4

7.              Please expand your disclosure in this section to explain how you calculate annual net rent.

Company’s Response:

The Company notes that the Information Statement has been revised to remove the reference to “net rent” and to replace that reference with “base rent” on page 4 and elsewhere and, in response to the Staff’s comment, the Company has added disclosure that explains how the Company calculates base rent.

The Separation

Structure and Formation of SpinCo, page 7

8.              Please revise here and later in the background subpart under The Separation heading on page 104 to discuss fully all of the mechanics of the “certain restructuring transactions” pertaining to the separation. For instance, explain how the properties will be appropriated to the company.

Company’s Response:

The Information Statement has been revised on pages 8 and 109 and elsewhere in response to the Staff’s comment.  In addition, the Company respectfully directs the Staff to the current disclosure on pages 8 and 109, which explains that the interests in properties (including interests in entities holding properties) currently held directly or indirectly by Vornado’s operating partnership will be contributed or otherwise transferred to the Company in exchange for 100% of the Company’s common shares.

The Separation

Our Post-Separation Relationship with Vornado, page 9

9.              Please supplement your disclosure in this section to discuss with more specificity all fees and expenses to be paid by the company to Vornado and/or its affiliates.

Company’s Response:

The Information Statement has been revised on page 9 and elsewhere in response to the Staff’s comment.

10.       Please also revise to disclose the material terms of the Transition Services Agreement you intend to execute.

Company’s Response:

The Company acknowledges the Staff’s comment and intends to disclose the material terms of the Transition Services Agreement once such terms have been established.  The Company plans to disclose such terms sufficiently in advance of the planned effectiveness of the Registration Statement to afford the Staff adequate time to complete its review.

Reasons for the Separation, page 9

11.       Please expand to discuss the specific reasons for the spin-off in greater detail. For instance, we note your earlier disclosure regarding the transfer of certain “smaller enclosed malls” in connection with the spin-off. Please describe the distinctions between the predecessor entity’s historical and current operations and the new company, including differing objectives, leverage strategies, etc. We may have further comment.

Company’s Response:

The Company has added disclosure on pages 10 and 107 under “Reasons for the Separation” in response to the Staff’s comment.  In particular, the Company has added disclosure to indicate that “small retail properties” refers to 20 retail assets that will not be transferred to SpinCo.  The Company notes that these assets and their respective operations are not included in the Company’s combined financial statements included in the Information Statement.  In addition, the Company notes for the information of the Staff that the Company’s objective is disclosed on page 1 of the prospectus under “Our Company” as well as in the third bullet under “Reasons for the Separation”.

12.       Please revise to clarify whether your predecessor intends to continue to operate within retail strip center and mall business.

Company’s Response:

The Information Statement has been revised on page 10 and elsewhere in response to the Staff’s comment.

Risks Associated with SpinCo’s Business and the Separation, page 11

13.       Please include risk factor disclosure to reflect your reliance upon and attending risks related to retention of anchor and/or major tenants, consistent with your disclosure on page 27 of the Risk Factors section.

Company’s Response:

In response to the Staff’s comment, the Company has included a new bullet in the Information Statement Summary under “Risks Associated with SpinCo’s Business and the Separation” that provides risk factor disclosure that addresses, in summary form, the risks related to retention of anchor and/or major tenants, consistent with the disclosure of such risk under “Risk Factors”.

14.       Please include a risk factor to highlight your reliance upon Vornado for certain services provided.

Company’s Response:

In response to the Staff’s comment, the Company has included a new bullet in the Information Statement Summary under “Risks Associated with SpinCo’s Business and the Separation” that provides risk factor disclosure that addresses, in summary form, the Company’s reliance upon Vornado for certain services, consistent with the disclosure of such risk under “Risk Factors”.

15.       Please update the eighth bulleted item in this section to better discuss the attending risks to your acquisition/expansion/re-development strategies.

Company’s Response:

In response to the Staff’s comment, the Company has revised this item (now the ninth bulleted item in this section) to provide additional discussion of the risks attendant to its acquisition/expansion/re-development strategies, consistent with the disclosure of such risk under “Risk Factors”.

16.       Please update the tenth bulleted item to specifically quantify your debt obligations upon consummation of the spin off.

Company’s Response:

The Company has noted the Staff’s comment and notes for the information of the Staff that once the amount of its debt obligations upon consummation of the spin-off have been determined it will include that amount in the bulleted item.

17.       Please include a risk factor to clarify, if true, whether Vornado may direct investment opportunities away from you.

Company’s Response:

The Information Statement has been revised on page 36 in response to the Staff’s comment.

18.       Please include disclosure to reflect, if true, that your management arrangements will not be negotiated at arm’s length and discuss the attending risks.

Company’s Response:

The Information Statement has been revised on page 37 in response to the Staff’s comment.

19.       Please include a risk factor to clarify conflicts of interest between you and Vornado.

Company’s Response:

In response to the Staff’s comment, the Company has added a new risk factor entitled “Vornado will not be required to present investments to us that satisfy our investment guidelines before pursuing such opportunities on Vornado’s behalf” on page 36.  The Company respectfully directs the Staff’s attention to the risk factors entitled “After the separation, certain of our trustees and executive officers may have actual or potential conflicts of interest because of their previous or continuing equity interest in, or positions at, Vornado” on page 36 and “Our agreements with Vornado in connection with the separation and distribution involve potential conflicts of interest, and may not reflect terms that would have resulted from negotiations between unaffiliated third parties” on page 37.  The Company believes that these risk factors, along with the new risk factor, adequately clarify potential conflicts of interest between the Company and Vornado.

Risk Factors

Some of our properties depend on our anchor or major tenants …, page 27

20.       Please provide any examples of this risk that are specific to the company.

Company’s Response:

The Information Statement has been revised on page 28 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

21.       We note your risk factor on page 27 regarding the risk of closures of anchor stores or major tenants and the impact upon operations. If applicable, please describe any related known trends or uncertainties that the registrant reasonably expects will have a material impact on net income. See Item 303(a)(3) of Regulation S-K.

Company’s Response:

The Company acknowledges the Staff’s comment and the requirements of Item 303(a)(3) of Regulation S-K with respect to material events and uncertainties known to management and believes it has complied with the applicable disclosure requirements.

22.       Please confirm that you plan to provide disclosure regarding the compensation paid to Vornado in future Exchange Act periodic reports.

Company’s Response:

The Company confirms that it plans to provide disclosure regarding the compensation paid to Vornado in future Exchange Act periodic reports.

Selected Historical Combined Financial Data, page 44

23.       Please label the columns in the selected financial and operating data tables as “audited” or “unaudited.”

Company’s Response:

In response to the Staff’s comment, the Company has labeled the columns in “Summary Historical Combined Financial Data” and “Selected Historical Combined Financial Data” as “audited” and “unaudited”, as the case may be.

Unaudited Pro Forma Combined Financial Statements, page 46

24.       In your next amendment please provide completed pro forma financial statements with amounts of the adjustments.

Company’s Response:

The Company advises the Staff that its pro forma financial information will be completed and included in a future amendment to the Form 10 once the terms to all material agreements, including the Separation Agreement, Transition Services Agreement and Employee Matters Agreement, are finalized.

25.       We note that you plan to enter into agreements with your former parent to provide certain services. Please provide us with details of these agreements and tell us how these agreements will impact your pro forma financial statements.

Company’s Response:

The Company notes for the information of the Staff that the agreements between Vornado and the Company are in process.  The material terms of these agreements will be disclosed in a future amendment to the Form 10 and the Company will assess the impact of these agreements on its pro forma financial statements.

Results of Operations, page 54

General

26.       Please revise to provide period to period changes in same store performance, including a discussion of the relative impact of rent rate changes. Also when discussing same store, please explain if any properties are excluded such as those in expansion, downsizing and relocation and disclose how many properties are removed from the pool.

Company’s Response:

The Company has revised the Information Statement on pages 58, 59, 66 and 67 in response to the Staff’s comment. The Company notes for the information of the Staff that the portfolio of retail properties to be distributed to SpinCo has remained unchanged for each of the periods presented in the registration statement.   Accordingly, the Company’s discussion of “same store” performance is limited to a discussion of Comparable NOI and Comparable FFO and does not include a discussion of changes in the number of properties.

Liquidity and Capital Resources

Financing Activities and Contractual Obligations, page 65

27.       Please supplement your disclosure in this section to clarify whether you are currently in compliance with all covenants and also include a general discussion of how failure to comply could impact your current business. Please also include disclosure analyzing how the financial covenants in your indebtedness may restrict your ability to incur additional debt to finance your uses.

Company’s Response:

The Information Statement has been revised on page 69 in response to the Staff’s comment.

Business

Investment Policies, page 87

28.       Please discuss whether Vornado or its affiliates through the Transition Services Agreement or otherwise will have any input or effect upon investment decisions by SpinCo.

Company’s Response:

The Information Statement has been revised on page 90 in response to the Staff’s comment.

Financing Policies, page 87

29.       Please supplement your disclosure in this section to describe any anticipated leverage targets. If you currently have not identified such targets, revise to so state. Include conforming disclosure in the prospectus summary.

Company’s Response:

The Information Statement has been revised on page 91 in response to the Staff’s comment.

Management, page 90

30.       Please discuss in greater detail the extent to which management will continue to be affiliated with Vornado.

Company’s Response:

The Information Statement has been revised on page 93 in response to the Staff’s comment.

Certain Relationships and Related Persons Transactions, page 96

31.       Please clarify any long term affiliations between Vornado and SpinCo following the separation.

Company’s Response:

The Company acknowledges the Staff’s comment and will disclose the terms of the agreements between Vornado and SpinCo to the extent it has not already done so once the terms of such agreements have been determined. We also note for the information of the Staff that we have disclosed that Steven Roth, Chairman of the Vornado Board of Trustees and Vornado’s Chief Executive Officer, will serve as a trustee of SpinCo.

The Separation

Conditions to the Distribution, page 109

32.       We note your reference in the Risk Factors section to various consents required from certain third party tenants in connection with this transaction. Please tell us whether these consents are also conditions to the distribution and, if so, please confirm that you will update your disclosure in future amendments to reflect whether you have obtained such consents.

Company’s Response:

The Company advises the Staff that these consents are not conditions to the distribution.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact the undersigned at (201) 587-1000.

Sincerely,

		By:	/s/ Stephen Theriot
Stephen Theriot
Treasurer

cc:	Joseph Macnow
Alan J. Rice
(Vornado Realty Trust)

William G. Farrar
(Sullivan & Cromwell LLP)